SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 8, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

(1)	The Press Release issued on August 8, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	8 August 2012

ING posts 2Q12 underlying net profit of EUR 1,045 million

•

ING Group’s 2Q12 net result was EUR 1,171 million, or EUR 0.31 per share, including divestments and special items. The results of Asia Insurance/IM are reported as results from discontinued operations.

•	Bank underlying result before tax amounted to EUR 995 million despite higher risk costs and de-risking measures.

•

Insurance operating result improved to EUR 304 million. Underlying result before tax was EUR 229 million, including hedge gains and the change in the provision for separate account pension contracts in the Benelux.

•

ING’s capital position improved further. The Bank’s core Tier 1 ratio strengthened to 11.1%. The Insurance IGD solvency ratio rose to 240%. Given ING’s priority to repay the Dutch State, no interim dividend will be paid in 2012.

Chairman’s Statement

“ING posted solid second-quarter results. In these uncertain times the financial strength of the company is our highest priority: capital, liquidity and funding have all improved,” said Jan Hommen, CEO of ING Group. “As the eurozone crisis deteriorated, we accelerated our efforts to de-risk the investment portfolio at the Bank, and brought down our Spanish exposure to reduce the funding mismatch in that country. At Insurance, we continued to hedge to protect regulatory capital, leading to volatility in IFRS earnings.”

“Provisions for loan losses at the Bank increased as the macroeconomic environment weakened, and the net interest margin declined, despite easing competition for savings. We increased our vigilance on costs, and expenses declined for the second consecutive quarter. Progress on balance sheet optimisation is gaining traction, with integration initiatives reaching EUR 7.2 billion in the seven months ended in July. Commercially, the Bank generated strong retail deposit growth of EUR 4.3 billion during the second quarter, further strengthening the funding profile. Demand for lending remains weak, but total lending rose modestly as ING continued to support clients with their financial needs.”

“We continue to work tirelessly to deliver on our performance improvement plans and prepare our banking and insurance businesses for their independent futures. The sales process for our Insurance and Investment Management businesses in Asia is on track, and ING US made an important step with its inaugural benchmark debt issuance as it works to separate its funding and liquidity from the Group ahead of its planned IPO. For Insurance Europe, we are stepping up our efforts as we prepare for the base case of an IPO. As the Group moves forward with its transformation, our employees continue to place the utmost priority on the needs of our customers to deliver the exemplary service and products they require.”

Key Figures1

	2Q2012	2Q2011	Change	1Q2012	Change	1H2012	1H2011	Change
ING Group key figures (in EUR million)
Underlying result before tax Group	1,224	1,617	-24.3%	892	37.2%	2,116	3,397	-37.7%
of which Bank	995	1,145	-13.1%	1,126	-11.6%	2,120	2,678	-20.8%
of which Insurance	229	472	-51.5%	-234		-4	719	-100.6%
Underlying net result	1,045	1,271	-17.8%	543	92.4%	1,588	2,497	-36.4%
Net result	1,171	1,507	-22.3%	680	72.2%	1,851	2,888	-35.9%
Net result per share (in EUR)[2]	0.31	0.40	-22.5%	0.18	72.2%	0.49	0.76	-35.5%
Total assets (end of period, in EUR billion)				1,242	-0.4%	1,237	1,241	-0.3%
Shareholders’ equity (end of period, in EUR billion)				48	6.1%	51	40	25.4%
Underlying return on equity based on IFRS-EU equity[4]	8.5%	12.7%		4.6%		6.6%	12.4%
Banking key figures
Underlying interest margin	1.26%	1.38%		1.32%		1.29%	1.39%
Underlying cost/income ratio	58.4%	60.4%		58.8%		58.6%	58.1%
Underlying risk costs in bp of average RWA	72	43		59		65	39
Core Tier 1 ratio				10.9%		11.1%	9.4%
Underlying return on equity based on IFRS-EU equity[4]	7.9%	10.5%		8.6%		8.2%	11.5%
Insurance key figures
Operating result ( in EUR million)	304	565	-46.2%	258	17.8%	562	918	-38.8%
Investment margin / life general account invested assets (in bps)[3]	133	119		134
Administrative expenses / operating income (Life & ING IM)	46.7%	39.4%		48.7%		47.7%	41.3%
Underlying return on equity based on IFRS-EU equity[4]	5.4%	8.1%		-3.5%		1.1%	5.5%

The footnotes relating to 1-4 can be found on page 14 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

The second quarter of 2012 was marked by heightened tension in the eurozone sovereign debt crisis, volatile financial markets and a weakening macroeconomic environment as the effects of the ongoing crisis became increasingly tangible on the real economy. Against this backdrop, ING continued to de-risk its balance sheet and maintained hedges at Insurance to protect regulatory capital, which impacted ING’s results in the quarter. Despite this challenging environment, results held up well and ING Group posted a second-quarter underlying net profit of EUR 1,045 million.

ING Bank posted solid second-quarter results despite losses from proactive de-risking, pressure on the underlying interest margin, and elevated levels of risk costs that exceed through-the-cycle norms. The gross result, before risk costs, rose 5.9% from a year ago and declined only 2.0% sequentially. The Bank’s underlying result before tax was EUR 995 million, down 13.1% year-on-year and 11.6% lower than in the first quarter of 2012, reflecting higher risk costs.

The Bank continued to optimise its balance sheet throughout the quarter, attracting strong retail deposit inflows and growing lending while simultaneously curtailing balance sheet growth. Retail Banking generated EUR 4.3 billion of net funds entrusted inflow, and ING continued to support its clients’ funding needs, realising a total net lending production of EUR 2.9 billion.

During the second quarter, ING Insurance maintained its focus on protecting regulatory capital. Despite the ongoing financial market volatility, results increased sequentially both on an operating and underlying basis. The operating result was EUR 304 million, 17.8% higher than in the first quarter. This increase was fuelled by seasonally higher dividend income and general account asset growth, which lifted the investment margin. Operating results were down 46.2% year-on-year, due to positive non-recurring items in the second quarter of 2011, coupled with a lower technical margin and lower Non-life results in the current quarter. The second-quarter 2012 underlying result before tax was EUR 229 million, including positive results on regulatory capital hedges in the US Closed Block VA.

Insurance sales (APE) increased 9.0% from one year ago; on a constant currency basis, sales declined 5.0%. APE in Central and Rest of Europe rose on higher sales in the Czech Republic and Turkey. At Insurance US, APE increased, reflecting higher full service retirement plan, individual life and employee benefits sales. Sales in the Benelux declined due to lower individual life product sales in the Netherlands. On a sequential basis, total sales at ING Insurance fell 17.7% at constant currencies, mainly attributable to seasonally higher first-quarter sales in the Benelux and the US.

ING Group’s quarterly net profit was EUR 1,171 million compared with EUR 1,507 million in the second quarter of 2011 and EUR 680 million in the first quarter of 2012. The second-quarter underlying effective tax rate was 13.2%.

As of 30 June 2012, the Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance are classified as held for sale and as discontinued operations. Although no divestment transactions have yet been completed, it has been decided to write off the EUR 180 million goodwill in ING Investment Management (IIM) Korea. IFRS 5 requires a write-off of certain assets, such as goodwill, if a unit is expected to be divested below book value.

For other assets in Asia, such as investments and insurance-related assets, the regular accounting policies continue to apply and the carrying value of these assets is not impacted by the held for sale classification. Negotiations are on-going and it is too early to predict the final financial outcome with respect to the divestments of the operations held for sale.

ING Group’s second-quarter net results included EUR 188 million of net losses on divestments, which primarily consisted of the IIM Korea goodwill write-off, EUR 111 million net result from discontinued operations and EUR -3 million net result from divested units. Special items after tax were EUR 206 million positive and predominantly reflect the EUR 305 million favourable impact of a provision release following the announcement on 3 July 2012 of the new Dutch employee pension scheme, which offset other special items related to various restructuring programmes and separation and IPO preparation costs. After-tax separation and IPO preparation costs were EUR 34 million in the quarter and EUR 81 million year-to-date, out of an estimated total of EUR 150 million for 2012.

The EUR 111 million net result from discontinued operations included EUR 112 million from Insurance Asia, EUR 3 million from the Corporate Line and EUR -4 million from IIM Asia. Insurance Asia showed a solid second-quarter performance with a pro-forma underlying pre-tax result of EUR 160 million, up from EUR 135 million one year ago. Strong sales growth of non-cancer COLI products in Japan and improved mortality results in Korea drove results higher, while expenses stayed flat. Underlying pre-tax results declined from the first quarter of 2012, as that quarter included positive non-recurring items and seasonally higher premium income from Japan COLI. The Corporate Line results represent the internally reinsured Japanese SPVA guarantees and related hedges.

ING Group’s net profit per share was EUR 0.31 based on an average number of shares of 3,791 million over the second quarter. The Group’s underlying net return on IFRS-EU equity was 6.6% for the first six months of 2012.

2    ING GROUP PRESS RELEASE 2Q2012

BANKING

Banking key figures

	2Q2012	2Q2011	Change	1Q2012	Change	1H2012	1H2011	Change
Profit and loss data (in EUR million)
Underlying interest result	2,953	3,054	-3.3%	3,052	-3.2%	6,005	6,145	-2.3%
Underlying income	3,689	3,663	0.7%	3,801	-2.9%	7,490	7,700	-2.7%
Underlying operating expenses	2,154	2,214	-2.7%	2,235	-3.6%	4,388	4,476	-2.0%
Underlying addition to loan loss provision	541	304	78.0%	441	22.7%	982	546	79.9%
Underlying result before tax	995	1,145	-13.1%	1,126	-11.6%	2,120	2,678	-20.8%
Key figures
Underlying interest margin	1.26%	1.38%		1.32%		1.29%	1.39%
Underlying cost/income ratio	58.4%	60.4%		58.8%		58.6%	58.1%
Underlying risk costs in bp of average RWA	72	43		59		65	39
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				300	1.3%	303	281	8.1%
Underlying return on equity based on IFRS equity[1]	7.9%	10.5%		8.6%		8.2%	11.5%
Underlying return on equity based on 10% core Tier 1[2]	9.7%	12.7%		10.4%		10.0%	14.1%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 10% core Tier 1 ratio.

Results from ING Bank held up well in the second quarter, despite a marked deterioration in risk costs as the macroeconomic climate weakened, as well as an increase in de-risking losses as ING reduced exposure to southern European debt. The underlying result before tax decreased to EUR 995 million, down 13.1% from one year ago and 11.6% lower than in the previous quarter. Retail deposit growth remained strong with a quarterly net production of EUR 4.3 billion. However, although retail deposit inflows were strong and client savings rates were reduced, the Bank’s interest result declined 3.2% on the first quarter. This was mainly due to margin pressure on savings stemming from lower yields on investments as well as lower interest results from Financial Markets. Expenses declined for the second consecutive quarter, both sequentially and year-on-year, supported by strong cost control.

UNDERLYING RESULT BEFORE TAX (in EUR million)

Total underlying income was flat versus a year ago, despite EUR 178 million of realised losses from de-risking, mainly related to the sale of EUR 2.1 billion of Spanish debt securities, as well as EUR 16 million of impairments. The second quarter of 2011 included EUR 44 million of de-risking losses, and EUR 202 million of impairments, mainly on Greek government bonds. Income declined 2.9% on a sequential basis. Income in the first quarter of 2012 was heavily impacted by EUR 304 million of negative impacts from CVA/DVA adjustments and fair value changes on own Tier 2 debt. The magnitude of these impacts was less severe in the second quarter. Excluding these and other market-related impacts in both the first and the second quarters of 2012, income was 6.2% lower quarter-on-quarter, primarily due to pressure on the interest margin.

INTEREST RESULT (in EUR million) AND INTEREST MARGIN (in %)

The underlying interest result declined 3.3% from a year ago and 3.2% from the previous quarter. The interest result for lending activities improved versus both quarters, supported by moderate volume growth and repricing. In savings, ING continued to attract strong retail deposit inflows. Although competition for savings did ease somewhat, and client rates were reduced in several countries, the interest result on savings was impacted by lower returns in the investment portfolio due to lower interest rates and de-risking. The Bank’s second-quarter underlying interest margin was 1.26%, down from 1.32% in the first quarter of 2012. This was primarily due to the aforementioned factors, lower interest results from Financial Markets as well as a higher level of average balance sheet assets during the quarter, as reductions in short-term professional funding were largely realised at quarter-end.

ING continued to optimise its balance sheet by leveraging the strength of its retail deposit-gathering capabilities and by increasing lending without growing the total balance sheet. Retail Banking generated EUR 4.3 billion of net funds entrusted inflow, of which EUR 2.6 billion was in the Netherlands and EUR 1.9 billion in Germany. Funds entrusted at Commercial Banking declined by EUR 6.1 billion as short-term deposits were partly substituted with

ING GROUP PRESS RELEASE 2Q2012     3

longer-term CD/CPs. ING continued to grow its loan portfolio, even as the demand for loans remained muted in the current environment. The production of residential mortgages was EUR 3.1 billion, with increases in all regions. Commercial Banking lending showed a net decline of EUR 1.3 billion, particularly in Real Estate Finance, as ING takes a conservative approach to underwriting. That decline was partly offset by EUR 1.1 billion of net growth in other Retail Banking lending.

Consistent and strong cost control across the Bank supported the decline in underlying operating expenses, both sequentially and year-on-year, for the second consecutive quarter. Expenses were down 2.7% from one year ago, driven by ongoing cost containment, lower performance-related personnel expenses and a reimbursement from the old deposit guarantee scheme (DGS) in Belgium. These factors more than offset the impact of annual salary increases, inflation and higher bank levies. Compared with the first quarter of 2012, expenses declined 3.6%. This decrease was mainly due to lower performance-related personnel expenses (stemming from the new Dutch collective labour agreement which was announced on 28 June 2012) and the DGS reimbursement in Belgium, and despite higher marketing costs. The underlying cost/income ratio improved to 58.4% in the quarter, and was 56.2% excluding market impacts and CVA/DVA adjustments.

OPERATING EXPENSES (in EUR million) AND COST/INCOME RATIO (in %)

The further deterioration in the macroeconomic environment had a clear impact on second-quarter risk costs, which increased 22.7% from the first quarter of 2012 and 78.0% from the second quarter of 2011. The increase versus the first quarter of this year was driven by Industry Lending in Commercial Banking, primarily within commercial real estate, and higher additions for Dutch mortgages reflecting lower house prices in the Netherlands. Non-performing loans in the total Dutch mortgage portfolio remained stable at 1.2%. Second-quarter risk costs were lower in Retail Belgium and in Retail International on a sequential basis; the latter included a provision for a CMBS in the first quarter of 2012. Total second-quarter risk costs at ING Bank were 72 basis points of average risk-weighted assets. ING expects risk costs to remain elevated, reflecting the weakening of the economic climate.

Results from Retail Banking were solid in the second quarter despite elevated risk costs. The underlying result before tax declined 9.0% versus last year to EUR 504 million, almost fully attributable to higher risk costs. The result was down 18.3% on the previous quarter as de-risking efforts were accelerated amid the eurozone crisis, resulting in EUR 172 million of losses. Despite some easing in the competition for savings, the interest result remained under pressure, reflecting the impact of the low interest rate environment and de-risking in the investment portfolio. Operating expenses decreased on both comparable quarters.

Commercial Banking results were impacted by an increase in loan loss provisions, particularly in Real Estate Finance due to the continued weakening of commercial real estate markets in the second quarter. This led to a decline in underlying results before tax to EUR 420 million, down 33.4% from the second quarter of 2011 and 31.3% compared with the first quarter of 2012. The gross result, before risk costs, held up well, declining 5.0% year-on-year and 10.2% from the first quarter, as cost reductions partially offset a decline in income.

The underlying result before tax of Corporate Line Banking improved to a profit of EUR 71 million compared to a loss of EUR 40 million in the second quarter of 2011. The improvement was mainly due to three factors: positive fair value changes on part of ING Bank’s own Tier 2 debt due to a widening in ING’s credit spread, lower financing charges, and higher income on capital surplus.

ING Bank’s quarterly net result was EUR 884 million. Special items after tax were positive at EUR 169 million and primarily reflect the EUR 218 million favourable impact of a provision release following the announcement on 3 July 2012 of the new Dutch pension scheme. Other special items amounted to EUR -49 million after tax and mainly related to restructuring expenses in the Netherlands, costs related to the separation of Bank and Insurance and EUR 16 million of additional after-tax charges following the final settlement with US authorities concerning transactions subject to sanctions by the US.

The year-to-date underlying return on IFRS-EU equity decreased to 8.2% from 11.5% in the first half of 2011. The decline reflects a higher equity base as well as the impact of lower earnings that were primarily due to pressure on the interest margin and elevated levels of risk costs that exceed through-the-cycle norms. The Ambition 2015 target for return on IFRS-EU equity is 10-13%.

4    ING GROUP PRESS RELEASE 2Q2012

INSURANCE

Insurance key figures

	2Q2012	2Q2011	Change	1Q2012	Change	1H2012	1H2011	Change
Margin analysis (in EUR million)
Investment margin	475	455	4.4%	425	11.8%	900	811	11.0%
Fees and premium-based revenues	765	777	-1.5%	790	-3.2%	1,554	1,577	-1.5%
Technical margin	92	222	-58.6%	82	12.2%	175	371	-52.8%
Income non-modelled life business	6	9	-33.3%	4	50.0%	11	22	-50.0%

Life & ING IM operating income	1,338	1,463	-8.5%	1,301	2.8%	2,639	2,781	-5.1%

Administrative expenses	625	576	8.5%	633	-1.3%	1,258	1,148	9.6%
DAC amortisation and trail commissions	318	288	10.4%	324	-1.9%	642	589	9.0%

Life & ING IM operating expenses	943	864	9.1%	957	-1.5%	1,900	1,737	9.4%

Life & ING IM operating result	395	599	-34.1%	344	14.8%	739	1,044	-29.2%

Non-life operating result	31	67	-53.7%	7	342.9%	39	108	-63.9%
Corporate line operating result	-122	-100		-94		-216	-234

Operating result	304	565	-46.2%	258	17.8%	562	918	-38.8%

Non-operating items	-75	-93		-491		-566	-199

Underlying result before tax	229	472	-51.5%	-234		-4	719	-100.6%

Key figures
Administrative expenses / operating income (Life & ING IM)	46.7%	39.4%		48.7%		47.7%	41.3%
Life general account invested assets (end of period, in EUR billion)				131	3.8%	136	125	8.8%
Investment margin / life general account invested assets[1] (in bps)	133	119		134
ING IM Assets under Management (end of period, in EUR billion)				284	3.2%	293	263	11.4%
Underlying return on equity based on IFRS-EU equity[2]	5.4%	8.1%		-3.5%		1.1%	5.5%

[1]	Four-quarter rolling average
[2]	Annualised underlying net result divided by average IFRS-EU equity

ING Insurance continued to focus on protecting regulatory capital amid the volatile financial markets in the second quarter. Results increased sequentially on both an operating and an underlying basis, despite the challenging environment. The Insurance operating result rose 17.8% from the first quarter, as seasonally higher dividend income and growth in general account assets pushed the investment margin higher. Compared with a year ago, operating results were down 46.2%, due in part to positive non-recurring items in the investment and technical margins last year, as well as pressure on Non-life results in the Benelux. Underlying results before tax were EUR 229 million, supported by positive results on regulatory capital hedges in the US Closed Block VA.

OPERATING RESULT (in EUR million)

The operating result from Life Insurance and Investment Management jumped 14.8% from the previous quarter to EUR 395 million, primarily fuelled by a higher investment margin. The operating result was 34.1% lower year-on-year, mainly due to positive non-recurring items in both the technical and investment margins in the Benelux in the second quarter of 2011, as well as lower results from the US Closed Block VA in the current quarter.

The investment margin was EUR 475 million, up 9.5% from the first quarter but down 2.1% versus the second quarter of last year, excluding currency effects. The sequential increase was driven by seasonally higher dividends in the Benelux, and growth in general account assets and lower average crediting rates in the US. The investment margin was lower year-on-year, as the second quarter of 2011 included EUR 28 million of positive one-time items that lifted the investment margin. The decline was also caused by the impact of de-risking measures taken in the Benelux in the second half of 2011, offset by the improvements in the US investment margin in the current quarter. The four-quarter rolling average investment spread was 133 basis points. The investment spread is expected to decline gradually in 2012, mainly reflecting on-going de-risking of the investment portfolio in the Benelux.

INVESTMENT MARGIN (in EUR million)

Fees and premium-based revenues declined 1.5% from one year ago to EUR 765 million. Higher premium-based revenues in the current quarter in the US were more than offset by lower results in the US Closed Block VA, as well as lower fees in Central & Rest of Europe stemming from a

ING GROUP PRESS RELEASE 2Q2012     5

shift in product mix and pension fund regulatory changes in Poland and Hungary. Fees and premium-based revenues declined 3.2% sequentially as first-quarter sales in the Benelux were seasonally higher.

The technical margin declined to EUR 92 million from EUR 222 million in the second quarter of 2011, as that quarter included a EUR 70 million non-recurring item in the Benelux. Results in the current quarter also reflect the negative impact of the current low interest rate environment on the guarantee provisions for individual life insurance contracts in the Benelux, as well as a lower mortality result in Individual Life in the US. Compared with the previous quarter, the technical margin rose 12.2%, mainly due to an addition to guarantee provisions related to group life contracts in the Benelux in the first quarter.

Life & ING IM administrative expenses were up 8.5% from a year ago, but flat excluding currency effects. Second-quarter expenses reflect the continued focus on prudent cost containment in all regions and lower project costs related to the establishment of a regional IT organisation in Central & Rest of Europe. These positive factors were offset by higher expenses for Solvency II and the creation of NN Bank in the Benelux. Compared with the previous quarter, expenses were down 1.3%, or 3.1% excluding currency effects. This decline was caused by lower expenses in Central & Rest of Europe due to the annual financial institutions tax in Hungary, incurred in the first quarter.

LIFE INSURANCE AND INVESTMENT MANAGEMENT ADMINISTRATIVE EXPENSES (in EUR million), AND ADMINISTRATIVE EXPENSES / OPERATING INCOME RATIO (in %)

The Non-life operating result declined to EUR 31 million from EUR 67 million one year ago. This decline was largely caused by continued unfavorable claims experience in Disability & Accident due to the effects of the Dutch economic downturn. On a sequential basis, the Non-life operating result increased by EUR 24 million, in part driven by non-recurring reserve releases in Property & Casualty.

The Corporate Line operating result was EUR -122 million compared with EUR -100 million in the second quarter of 2011. This decline was mainly due to lower results from Sul America and higher corporate expenses.

The underlying result before tax of Insurance was EUR 229 million, down from EUR 472 million one year ago, due to the lower operating result and despite a EUR 18 million improvement in market-related items. The underlying result before tax improved from EUR -234 million in the first quarter of 2012 as that quarter included EUR 570 million of negative results on hedges to protect regulatory capital.

Gains/losses and impairments on investments were EUR -54 million, including EUR 45 million of impairments on equities and EUR 44 million of losses and impairments on debt securities, primarily from de-risking. Partially offsetting these impacts was EUR 43 million of capital gains on sales of public equities, mainly in the Benelux.

Revaluations were EUR 21 million and primarily reflect EUR 101 million of positive revaluations of CMO investments in the US and EUR 20 million positive revaluation result in Central & Rest of Europe driven by the unwinding of interest rate hedges. These items more than compensated for a EUR 73 million loss related to the agreement to sell a portfolio of limited partnership interests in the US and EUR -32 million of real estate revaluations in the Benelux.

Market and other impacts were EUR -42 million, including a EUR 46 million non-recurring pension curtailment charge in the US. Furthermore there was a EUR 258 million gain on hedges (net of reserve changes) in the US Closed Block VA as the hedge programme continues to focus on protecting regulatory capital rather than mitigating earnings volatility. This was offset by a EUR -241 million change in the provision for guarantees on separate account pension contracts (net of hedging) in the Benelux.

The quarterly net result for Insurance was EUR 288 million. This included a EUR 111 million net result from Asia Insurance and Investment Management, reported under discontinued operations, and EUR 188 million of net losses on divestments. The latter mainly consists of a EUR 180 million goodwill write-off for IIM Korea. Special items after tax were EUR 37 million and predominantly reflect a EUR 87 million favourable impact of a provision release following the new Dutch employee pension scheme, announced on 3 July 2012, which offset other costs related to restructuring programmes and separation expenses.

New sales (APE) were EUR 668 million, up 9.0% from one year ago. However, on a constant currency basis, sales were down 5.0% year-on-year. Sales in Central and Rest of Europe rose 8.8% as higher sales in the Czech Republic and Turkey more than compensated for lower sales in Poland and Hungary. At Insurance US, sales rose 1.1%, reflecting higher full service retirement plan, individual life and employee benefits sales. Sales in the Benelux declined 6.7%, due to lower sales from individual life products in the Netherlands. Compared with the previous quarter, total Insurance sales fell 17.7% at constant currencies, mainly attributable to seasonally higher sales in the Benelux and the US in the first quarter.

6    ING GROUP PRESS RELEASE 2Q2012

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance Sheet and Capital Management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	30 June 12	31 Mar. 12 pro forma[1]	30 June 12	31 Mar. 12	30 June 12	31 Mar. 12 pro forma[1]	30 June 12	31 Mar. 12 pro forma[1]
Balance sheet data
Financial assets at fair value through P&L	244,584	239,079	136,833	132,261	107,990	107,012	-239	-194
Investments	205,318	195,058	88,795	86,278	116,523	108,780
Loans and advances to customers	610,204	603,696	586,093	581,022	28,242	27,744	-4,131	-5,070
Other assets	113,265	143,675	88,720	121,116	33,548	32,169	-9,002	-9,610

Total assets excl. assets held for sale	1,173,371	1,181,508	900,441	920,677	286,303	275,705	-13,372	-14,874

Assets held for sale	63,876	60,222			63,876	60,222

Total assets	1,237,248	1,241,729	900,441	920,677	350,179	335,927	-13,372	-14,874

Shareholders’ equity	50,514	47,616	36,629	35,307	25,165	23,531	-11,280	-11,222
Minority interests	927	831	745	729	158	84	24	18
Non-voting equity securities	3,000	3,000					3,000	3,000

Total equity	54,441	51,447	37,374	36,036	25,323	23,615	-8,256	-8,204

Debt securities in issue	157,926	163,968	149,196	155,035	1,547	3,425	7,183	5,508
Insurance and investment contracts	234,252	228,866			234,252	228,866
Customer deposits/other funds on deposit	472,916	474,533	483,377	485,481			-10,461	-10,948
Financial liabilities at fair value through P&L	136,341	138,798	133,030	136,013	3,762	3,134	-451	-349
Other liabilities	119,813	127,011	97,465	108,112	23,736	19,780	-1,388	-881

Total liabilities excl. liabilities held for sale	1,121,248	1,133,176	863,068	884,641	263,297	255,205	-5,117	-6,670

Liabilities held for sale	61,559	57,107			61,559	57,107

Total liabilities	1,182,807	1,190,283	863,068	884,641	324,856	312,312	-5,117	-6,670

Total equity and liabilities	1,237,248	1,241,729	900,441	920,677	350,179	335,927	-13,372	-14,874

Captal ratios (end of period)
ING Group debt/equity ratio	12.3%	12.7%
Bank core Tier 1 ratio			11.1%	10.9%
Insurance IGD Solvency ratio					240%	225%

[1]	Adjusted for transfer of Insurance/IM Asia to assets/liabilities held for sale

ING Group’s balance sheet decreased by EUR 4 billion to EUR 1,237 billion in the second quarter. Excluding EUR 22 billion of positive currency impacts, the balance sheet decreased by EUR 26 billion. This was driven by optimisation at the Bank, which improved the liquidity portfolio, reduced leverage and brought the total Bank balance sheet back down to the targeted EUR 900 billion level. ING Bank cut CD/CP issuance after a strong inflow of short-term funding in the first quarter, and consequently reduced cash and balances with central banks by EUR 30 billion (reflected in other assets). Retail client deposits rose, and customer lending grew without realising total balance sheet growth.

Shareholders’ equity increased by EUR 2.9 billion to EUR 50.5 billion (or EUR 13.29 per share), mainly due to the quarterly net profit of EUR 1.2 billion, higher revaluation reserves, and positive exchange rate differences.

The Bank’s core Tier 1 ratio strengthened to 11.1% from 10.9% at 31 March 2012. Shareholders’ equity increased in the second quarter, driven by the quarterly net profit and currency changes. Risk-weighted assets increased by EUR 3.8 billion, largely due to currency impacts.

ING Bank issued EUR 3.6 billion of debt during the second quarter. In the six months ended June 2012, ING Bank has issued EUR 15.4 billion of debt with a tenor of more than one year compared to EUR 18 billion of long-term debt maturing during the full year 2012. In early July, ING Bank capitalised on increased market optimism and issued an additional EUR 3.1 billion of long-term funding, bringing the year-to-date total issuance above EUR 18 billion.

The Insurance Group Directive (IGD) ratio increased from 225% to 240%. The increase was mainly due to retained earnings, currency effects, revaluations on fixed income and equity securities and the application of a different valuation curve to calculate the Test of Adequacy deficit/surplus for the Dutch entities following the Dutch Central Bank’s July 2012 announcement in anticipation of Solvency II. EU required capital rose primarily due to currency impacts.

ING US issued a USD 850 million senior note in July 2012, marking an important step towards its standalone future. ING US will use the proceeds for general corporate purposes, including the repayment of shorter-term debt.

The Group’s debt/equity ratio improved to 12.3% from 12.7% reflecting an increase in shareholders’ equity, while Group core debt was relatively stable.

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the Dutch State, no interim dividend will be paid over the first six months of 2012.

ING GROUP PRESS RELEASE 2Q2012     7

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING recognises and strives to proactively address the changing consumer preferences and societal demands faced by the financial industry. Strategic initiatives focused on customer centricity, operational excellence and sustainability are at the core of the Group strategy.

Focus on customer centricity

Customer satisfaction is high on ING’s agenda. The Net Promoter Score (NPS) is one methodology with which ING assesses customer loyalty and satisfaction. Since 2009, ING has been implementing NPS throughout the organisation to benchmark its businesses against local competitors.

The relationship NPS programme is active in all countries where ING Bank operates. By focusing on customers’ daily experience, and gathering feedback at critical moments of truth in the banking relationship, relationship NPS helps ING to identify opportunities to improve its products, processes and distribution channels. The most recent NPS data available for ING’s banking operations in Canada, France, Germany, Italy and Spain indicate that ING ranked first versus their respective local competitors. ING Bank in Austria, Belgium, the Netherlands, Poland and the UK each ranked second in their respective markets. ING Insurance is currently completing the implementation of a relationship NPS in all units; scores will be evaluated by country during the course of this year.

ING aims to be at the forefront of modern banking distribution as customer preferences and technology evolve. Customer behaviour and feedback have revealed that customers are more active than ever in using mobile and internet channels to conduct banking transactions, share opinions on these services, and interact with their financial institution. To address these trends, ING has deployed best practices across every ING retail unit to develop and/or improve its user-friendly and safe mobile banking capabilities. The result in the Netherlands, in particular, has been a great success with almost 1.5 million downloads, making it the most used banking app in the country. As of the second quarter of 2012, all ING retail units provide mobile banking capabilities to their customers.

Furthermore, ING has expanded its social media presence in its main markets, implementing monitoring tools and stepping up ING’s online interaction to bring the company closer to its customers. For example, ING Direct Canada recently launched a campaign called “Money Movement”, which aims to educate clients on saving and spending while engaging in a dialogue with them through all of the major social media platforms. Other business units have leveraged social media in similar campaigns. ING Direct Spain is one of the most advanced users of social media, reaching 100,000 fans on Facebook in May 2012.

ING in Society

Sustainability forms an integral part of ING’s corporate strategy. ING’s sustainability approach focuses on achieving long-term business success for both ING and its clients while contributing towards economic development, a healthy environment and a stable society. During the second quarter of 2012, ING made further progress in embedding sustainability into its overall corporate strategy and business activities.

Principles for Sustainable Insurance signed by ING

ING became a founding signatory of the UN Principles for Sustainable Insurance (UN PSI), which were launched on 19 June 2012 at the UN Conference on Sustainable Development. The Principles are a global, voluntary and aspirational framework for the industry, specifically focusing on the risks and opportunities associated with environmental, social and governance (ESG) issues.

First project finance in UK onshore wind farm

In April 2012, ING financed an onshore wind farm project in the UK for the first time, further diversifying its European Energy portfolio. ING acted as arranger, agent, security trustee, account bank and IRS/FX hedge provider in the EUR 24 million, 16.4 MW AES Yelvertoft wind project on behalf of AES Wind Generation. This financing contributes to the UK government’s objective to source 15% of the UK’s total energy needs from renewable sources by 2020.

Equator Principles Association Steering Committee

In May 2012, ING was elected as the new Chair of the Equator Principles (EPs) Steering Committee. Since adopting the EPs in 2003, ING has been a consistent contributor to their development and an active member of the Steering Committee and several working groups. ING participates in the industry debate on social risks, and prior to its appointment as Chair, ING led the Social Risks Working Group. In addition, ING is in dialogue with the OECD on the implications of the proposed OECD Guidelines for Multi-National Enterprises. One of the first tasks in the Chair role is leading the EP III Stakeholder Consultation and Public Comment process.

Showcasing the food industry and sustainability

In June, ING’s Economics Department published a report titled ‘Food 2030; Collaborating with a new mindset’, which explores the trends and challenges in the food industry. The various actors in the food supply chain are confronted with ongoing pressure for higher volumes at lower prices, as a result of which margins will continue to decrease. While environmental and public health issues are becoming increasingly important, the sector’s innovation potential is at stake and sustainable sourcing and processing are required. ING will continue to support companies that fulfill a frontrunner role in the transition process, both by servicing their financing needs and by using its industry knowledge to provide tailor-made advice.

8    ING GROUP PRESS RELEASE 2Q2012

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011
Gross premium income	4,739	4,626			4,739	4,626
Interest result Banking operations	2,929	3,051	2,953	3,054
Commission income	916	955	569	589	346	367
Total investment & other income	2,772	1,722	167	21	2,620	1,815

Total underlying income	11,355	10,355	3,689	3,663	7,705	6,808

Underwriting expenditure	6,513	5,448			6,513	5,448
Staff expenses	1,777	1,750	1,285	1,324	492	426
Other expenses	1,149	1,183	813	848	335	336
Intangibles amortisation and impairments	56	42	56	42

Operating expenses	2,981	2,976	2,154	2,214	827	762
Interest expenses Insurance operations	87	6			127	123
Addition to loan loss provisions	541	304	541	304
Other	8	3			8	3

Total underlying expenditure	10,131	8,738	2,695	2,518	7,475	6,336

Underlying result before tax	1,224	1,617	995	1,145	229	472

Taxation	162	333	261	253	-99	80
Minority interests	17	12	20	11	-2	1

Underlying net result	1,045	1,271	714	881	331	390

Net gains/losses on divestments	-188	25		25	-188
Net result from divested units	-3	105		106	-3	-1
Net result from discontinued operations[2]	111	215			111	215
Special items after tax	206	-109	169	-52	37	-57

Net result	1,171	1,507	884	960	288	547

[1]	Including intercompany eliminations
[2]	The results of Insurance/IM Asia (2012 and 2011 periods) and Insurance Latin America (2011 periods) have been transferred to “net result from discontinued operations”.

ING GROUP PRESS RELEASE 2Q2012     9

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank N.V.		ING Verzekeringen N.V.			Holdings/Eliminations
in EUR million	30 June 2012	31 March 2012 pro forma[1]	31 March 2012	30 June 2012	31 March 2012	30 June 2012	31 March 2012 pro forma[1]	31 March 2012	30 June 2012	31 March 2012 pro forma[1]	31 March 2012
Assets
Cash and balances with central banks	16,181	45,055	46,587	13,990	43,894	11,162	10,640	12,172	-8,971	-9,479	-9,479
Amounts due from banks	47,395	50,441	50,441	47,395	50,441
Financial assets at fair value through P&L	244,584	239,079	262,863	136,833	132,261	107,990	107,012	130,796	-239	-194	-194
Investments	205,318	195,058	219,148	88,795	86,278	116,523	108,780	132,870
Loans and advances to customers	610,204	603,696	606,032	586,093	581,022	28,242	27,744	30,080	-4,132	-5,070	-5,070
Reinsurance contracts	5,679	5,554	5,632			5,679	5,554	5,632
Investments in associates	2,255	2,018	2,330	849	835	1,375	1,166	1,477	31	17	17
Real estate investments	1,342	1,358	1,443	253	264	813	816	902	276	278	278
Property and equipment	2,746	2,774	2,840	2,361	2,398	386	376	442
Intangible assets	2,929	2,937	3,550	1,843	1,765	1,251	1,337	1,950	-165	-165	-165
Deferred acquisition costs	4,670	4,617	10,054			4,670	4,617	10,054
Other assets	30,069	28,920	30,809	22,030	21,519	8,212	7,663	9,552	-173	-262	-262

Total assets excl. assets held for sale	1,173,371	1,181,508	1,241,729	900,441	920,677	286,303	275,705	335,927	-13,372	-14,874	-14,874
Assets held for sale	63,876	60,222				63,876	60,222

Total assets	1,237,248	1,241,729	1,241,729	900,441	920,677	350,179	335,927	335,927	-13,372	-14,874	-14,874

Equity
Shareholders’ equity	50,514	47,616	47,616	36,629	35,307	25,165	23,531	23,531	-11,280	-11,222	-11,222
Minority interests	927	831	831	745	729	158	84	84	24	18	18
Non-voting equity securities	3,000	3,000	3,000						3,000	3,000	3,000

Total equity	54,441	51,447	51,447	37,374	36,036	25,323	23,615	23,615	-8,256	-8,204	-8,204

Liabilities
Subordinated loans	9,089	8,686	8,687	17,108	16,473	4,286	4,173	4,173	-12,305	-11,960	-11,960
Debt securities in issue	157,926	163,968	163,968	149,196	155,035	1,547	3,425	3,425	7,183	5,508	5,508
Other borrowed funds	19,560	17,405	17,727			8,877	6,527	6,849	10,683	10,878	10,878
Insurance and investment contracts	234,252	228,866	281,554			234,252	228,866	281,554
Amounts due to banks	58,874	69,317	69,317	58,873	69,317
Customer deposits and other funds on deposits	472,916	474,533	474,533	483,377	485,481				-10,460	-10,948	-10,948
Financial liabilities at fair value through P&L	136,341	138,798	140,190	133,030	136,013	3,762	3,134	4,526	-450	-349	-349
Other liabilities	32,290	31,604	34,307	21,484	22,323	10,571	9,080	11,785	235	201	201

Total liabilities excl. liabilities held for sale	1,121,248	1,133,176	1,190,282	863,068	884,641	263,297	255,205	312,312	-5,115	-6,669	-6,669

Liabilities held for sale	61,559	57,107				61,559	57,107

Total liabilities	1,182,807	1,190,283	1,190,282	863,068	884,641	324,856	312,312	312,312	-5,115	-6,669	-6,669

Total equity and liabilities	1,237,248	1,241,729	1,241,729	900,441	920,677	350,179	335,927	335,927	-13,372	-14,874	-14,874

[1]	Adjusted for transfer of Insurance/IM Asia to assets/liabilities held for sale

ING GROUP PRESS RELEASE 2Q2012     10

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011
Interest result	2,077	2,141	844	893	431	391	284	329	517	527
Commission income	308	301	128	110	86	82	20	27	74	81
Investment income	27	-170	2	4	0	-7	-8	-57	33	-110
Other income	-110	36	0	6	25	37	-8	6	-127	-13

Total underlying income	2,302	2,307	974	1,013	543	504	287	306	498	485

Staff and other expenses	1,532	1,551	576	597	324	351	162	158	469	445
Intangibles amortisation and impairments	4	2	4	1	0	0	0	0	0	0

Operating expenses	1,536	1,553	581	598	324	351	162	158	469	445

Gross result	766	755	394	415	219	153	124	147	29	40

Addition to loan loss provision	262	200	161	90	28	50	25	21	49	40

Underlying result before tax	504	554	233	325	191	103	100	126	-20	0

Client balances (in EUR billion)[1]
Residential mortgages	312.0	293.3	142.5	141.3	29.8	27.2	58.2	53.7	81.5	71.1
Other lending	95.3	90.1	41.1	42.2	32.7	29.3	3.6	3.1	17.9	15.5
Funds entrusted	406.3	383.9	113.8	105.3	73.8	72.0	91.9	86.6	126.8	119.9
AuM/Mutual funds	53.8	57.2	15.3	16.3	25.5	27.1	5.9	6.2	7.1	7.5
Profitability and efficiency[1]
Cost/income ratio	66.7%	67.3%	59.6%	59.1%	59.7%	69.6%	56.6%	51.8%	94.2%	91.8%
Return on equity based on 10.0% core Tier 1[2]	9.5%	11.9%	14.3%	19.6%	27.6%	16.7%	12.2%	18.1%	-1.7%	1.5%
Risk[1]
Risk costs in bp of average RWA	70	56	129	72	55	109	45	42	33	28
Risk-weighted assets (end of period)	152,954	144,043	50,579	49,044	20,403	18,551	21,863	20,000	60,110	56,448

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 2Q2012     11

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011
Interest result	853	933	390	401	293	278	125	138	46	116
Commission income	258	291	132	148	90	84	41	54	-4	5
Investment income	21	-12	7	4	9	0	-2	-14	7	-1
Other income	157	142	-18	-32	9	7	132	144	34	22

Total underlying income	1,290	1,353	511	522	401	368	296	321	82	142

Staff and other expenses	547	585	108	112	188	185	213	228	39	60
Intangibles amortisation and impairments	44	33	0	0	0	0	0	0	44	33

Operating expenses	592	619	108	112	188	185	213	228	83	93

Gross result	698	735	404	410	213	183	83	92	-1	49

Addition to loan loss provision	278	104	223	75	21	19	0	0	34	10

Underlying result before tax	420	631	181	335	192	164	83	93	-35	39

Client balances (in EUR billion)[1]
Residential mortgages
Other lending	137.2	139.8	77.3	76.1	49.2	52.6	2.3	3.3	8.5	7.8
Funds entrusted	58.0	57.8	1.5	2.1	32.9	35.0	3.1	3.6	20.4	17.1
AuM/Mutual funds	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.3
Profitability and efficiency[1]
Cost/income ratio	45.9%	45.7%	21.1%	21.4%	46.9%	50.3%	72.0%	71.2%	101.2%	65.5%
Return on equity based on 10.0% core Tier 1[2]	9.4%	15.0%	13.8%	22.1%	12.7%	9.6%	7.7%	10.0%	-12.2%	20.3%
Risk[1]
Risk costs in bp of average RWA	82	31	204	67	19	16	0	0	105	28
Risk-weighted assets (end of period)	134,647	132,332	43,399	43,926	44,719	48,449	33,402	25,833	13,127	14,123

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 2Q2012     12

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and key figures

	ING Insurance			Benelux		Central & Rest of Europe		United States		US Closed Block VA		ING IM		Corporate Line
In EUR million	2Q2012	2Q2011		2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011	2Q2012	2Q2011
Investment margin	475	455		180	216	15	20	283	213	-4	7	1	-0
Fees and premium-based revenues	765	777		143	141	103	124	298	260	24	61	196	191
Technical margin	92	222		56	145	43	48	-8	23	0	6	—	—
Income non-modelled life business	6	9		1	8	5	1	0	-0	0	-0	-0	0

Life & ING IM operating income	1,338	1,463		381	509	166	192	573	496	21	74	197	191

Administrative expenses	625	576		153	142	68	75	222	193	27	20	155	146
DAC amortisation and trail commissions	318	288		44	49	54	52	183	149	37	38	1	1

Life & ING IM expenses	943	864		197	191	122	127	405	342	64	58	156	147

Life & ING IM operating result	395	599		184	318	44	66	168	154	-43	17	42	44

Non-life operating result	31	67		29	66	2	1	—	—	—	—	—	—
Corporate Line operating result	-122	-100												-122	-100

Operating result	304	565		212	384	47	67	168	154	-43	17	42	44	-122	-100

Gains/losses and impairments	-54	-116		-50	0	-13	-109	6	-6	0	-5	0	0	3	3
Revaluations	21	106		-44	7	20	—	41	119	1	0	10	7	-8	-28
Market & other impacts	-42	-83		-229	-109	—	—	-70	-22	258	49	—	—	-0	-0

Underlying result before tax	229	472		-111	282	53	-42	145	244	216	61	53	52	-127	-125

Life Insurance—New business figures
Single premiums	2,555	2,647		426	486	146	198	1,983	1,962	—	—	—	—	—	—
Annual premiums	412	348		69	70	72	63	271	215	—	—	—	—	—	—
New sales (APE)	668	613		111	119	87	83	469	411	—	—	—	—	—	—
Key figures
Gross premium income	4,739	4,626		1,305	1,477	453	527	2,925	2,570	114	110	—	—	-59	-58
Adm. expenses / operating income (Life & ING IM)	46.7%	39.4%		40.2%	27.9%	41.0%	39.1%	38.7%	38.9%	128.6%	27.0%	78.7%	76.4%
Life general account invested assets (end of period, in EUR billion)	136	125		60	58	7	8	64	55	5	4	—	—	—	—
Investment margin / Life general account invested assets (in bps)[1]	133	119		111	97	90	98	169	149	32	55	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period)	99,525	113,947	[2]	22,113	21,813	3,583	3,806	40,716	34,944	33,113	32,156	—	—	—	—
Net production client balances (in EUR billion)	-2.6	-0.9		-0.6	0.1	0.1	-1.7	-0.1	-0.1	-0.6	-0.7	-1.4	1.7	—	—
Client balances (end of period, in EUR billion)	347.7	308.5		70.7	70.4	27.0	27.9	103.7	90.0	34.0	32.9	112.4	87.4	—	—
Administrative expenses (total)	730	715		248	242	69	76	222	193	27	20	155	146	9	37

[1]	Four-quarter rolling average
[2]	2Q2011 includes EUR 21,227 million for Asia/Pacific

ING GROUP PRESS RELEASE 2Q2012     13

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 576 6396	T: +31 20 576 5000
E: investor.relations@ing.com	E: media.relations@ing.com

Investor conference call, press conference and webcast

Jan Hommen, Patrick Flynn, Wilfred Nagel and Matt Rider will discuss the results in an analyst and investor conference call on 8 August 2012 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

A press conference will be held on 8 Augustus 2012 at 11:00 CET. Journalists are invited to join the conference at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Journalists can also join in listen-only mode at +31 10 29 44 228 (NL) or + 44 203 365 3207(UK) and via live audio webcast at www.ing.com.

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 June 2012

•	ING Bank Condensed consolidated interim financial information for the period ended 30 June 2012

•	ING Insurance Condensed consolidated interim financial information for the period ended 30 June 2012

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2011 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Notes from the front page table:

[1]	The results of Insurance/IM Asia (2012 and 2011 periods) and Insurance Latin America (2011 periods) have been transferred to “net result from discontinued operations”.
[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[3]	Four-quarter rolling average.
[4]	Annualised underlying net result divided by average IFRS-EU equity.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

14    ING GROUP PRESS RELEASE 2Q2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: August 8, 2012